(212) 318-6960
alexandramarghella@paulhastings.com

October 12, 2022

Ms. Christina Fettig & Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	The Tocqueville Trust (the “Trust”)
File Numbers: 333-267073; 811-04840

Dear Ms. Fettig and Ms. O’Neal:
This letter responds to oral comments provided by Ms. Fettig to the undersigned with respect to the registration statement on Form N-14 for the Trust, filed on August 25, 2022, SEC Accession 0000894189-22-006246 (the “Registration Statement”) and by Ms. O’Neal on September 14, 2022 as well as additional comments provided by Ms. Fettig on October 3, 2022 and October 11, 2022.
The Trust’s responses to the comments are reflected below. We have restated the comments for ease of reference. Changes will be reflected in an amendment to the respective Registration Statement (the “Amendment”). Capitalized terms shall have the same meaning as in the Registration Statement, unless otherwise indicated.
August 25, 2022 Comments from Ms. Fettig
Comment 1: To the extent the filing is incomplete or has bracketed sections, please confirm that these sections will be completed before effectiveness.
Response: Confirmed.
Comment 2: On page vii of the “Questions and Answers Relating to the Reorganization”, under the question “What is the purpose of the Reorganization?,” please provide additional information pertaining to the reasoning of the reorganization (i.e., does the acquiring fund have a more attractive strategy).
Response: The Applicants respectfully submit that the following language will be added in the Amendment:
The combination of the portfolios will create a larger asset base in the Acquiring Fund which will create greater economies of scale. If efficiencies and benefits from economies of scale are realized, such efficiencies and economies of scale will be shared with shareholders In addition, the Advisor believes that since the investment strategies of the Funds are substantially similar, combining the investment portfolios into one fund will concentrate sales and marketing of the reorganized Fund, which will create greater opportunity for the reorganized Fund and its shareholders.

October 12, 2022

Comment 3: On page vii of the “Questions and Answers Relating to the Reorganization”, under the question “What is the purpose of the Reorganization?,” please elaborate on TAM’s claims that the reorganization may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Funds’ shareholders.
Response: The Applicants respectfully submit that the following language will be added in the Amendment:
Due to the highly competitive landscape that funds currently exist in, it is now more difficult to gain growth through traditional mutual fund sales platforms. A larger fund provides greater opportunity and potential for income and capital appreciation and greater economies of scale resulting in a lower expense ratio. TAM believes that a larger multi cap Tocqueville Fund creates scale leading to potentially a more marketable product that should appeal to a broader array of distribution channels .Following the merger, the Acquiring Fund expects to have greater distribution and asset growth potential, which would benefit shareholders by spreading fund expenses over a larger asset base.
Comment 4: On page vii-viii of the “Questions and Answers Relating to the Reorganization,” under the question “How do the investment objective and principal strategies of the Acquired Funds and the Acquiring Fund compare?,” please provide a narrative summary of the key differences between the Funds.
Response: The Applicants respectfully submit that the answer to the question will be amended to read as follows:
The investment objective of the Acquiring Fund is long-term capital appreciation and it seeks to achieve this objective by investing primarily in common stocks of U.S. companies. The investment strategy of the Acquiring Fund is value-oriented and seeks to invest in companies that are selling at a discount to their intrinsic value, and where business fundamentals are improving or are expected to improve.
The Opportunity Fund’s investment objective (similar to the Acquiring Fund) is long-term capital appreciation. The Opportunity Fund seeks to achieve this investment objective by investing primarily in the common stocks of small and mid-cap companies. The Opportunity Fund seeks to invest in companies whose sales and earnings have increased at a consistent rate. The Opportunity Fund also seeks to achieve significant portfolio diversification by investing in a number of sectors and industries in the U.S.
The Phoenix Fund’s investment is long-term preservation of capital and growth of capital. The Phoenix Fund seeks to achieve its investment objective by investing primarily in the common stocks of small and mid-cap value companies that the portfolio managers consider to be undervalued, generate strong free cash flow, have shareholder friendly management teams and possess a catalyst for improved financial performance.
Comment 5: On page x of the “Questions and Answers Relating to the Reorganization”, under the question “Will I own the same number of shares of the Acquiring Fund as I currently own of my Acquired Fund?”, please clarify the answer provided.
Response: The Applicants respectfully submit that the following language will replace the response to the aforementioned question in the Amendment:
The value of the shares you held in the Acquired Funds will be equal to the value of the shares you will hold after the Reorganization, but the number of shares may be different because the relative net asset value of the Funds may not be the same.

October 12, 2022

Comment 6: On page x of the “Questions and Answers Relating to the Reorganization,” under the heading “Expenses Relating to Reorganization,” please disclose that TAM will pay the expenses relating to the Reorganizations whether or not the Reorganizations are consummated.
Response: The Applicants have made the requested change in the Amendment.
Comment 7: On page ix of the “Questions and Answers Relating to the Reorganization,” under the question “Will the Reorganization result in new or higher fees for shareholders?,” please revise the wording of the response and state that the net expense ratio will stay substantially the same because of the expense limitation agreements.
Response: The Applicants respectfully submit that the expense ratio for the Acquiring Fund was lowered to 1.20% effective October 1, 2022. This expense ratio is lower than the expense ratio for either of the Acquired Funds.
Comment 8: On the second page of the Joint Proxy Statement, the statement “If shareholders of each Acquired Fund do not vote to approve the Reorganization, the Trustees of Tocqueville Trust will consider other possible courses of action in the best interests of each Acquired Fund and its shareholders.” Please elaborate on the courses of actions that the Board may take if the Reorganizations are not approved (i.e., liquidations, other mergers, continuing to operate as a standalone fund, etc.).
Response: The Applicants respectfully submit that the following language is added to the Amendment:
If the Reorganization is not approved by either one or both of the Acquired Funds, the Board of Trustees will consider, at that time, other reorganizations, liquidations of the Funds or continuing to operate the Funds as standalones.
Comment 9: On page 1, under the section “Synopsis,” please remove the sentence “the prospectus for the Acquiring Fund is not yet effective.”
Response: The Applicants have made the requested change in the Amendment.
Comment 10: On page 1, under the section “Synopsis”, please elaborate on the courses of actions that the Board may take if the Reorganizations are not approved (i.e., liquidations, other mergers, continuing to operate as a standalone fund, etc.).
Response: The Applicants respectfully submit that the following language is added to the Amendment:
If the Reorganization is not approved by either one or both of the Acquired Funds, the Board of Trustees will consider, at that time, other reorganizations, liquidations of the Funds or continuing to operate the Funds as standalones.
Comment 11: On page 1, under the section “Synopsis” and sub-heading “Fees and Expenses”, please review the Dear CFO Letter 1995-11 and provide the applicable disclosures.
Response: The Applicants have made the requested change in the Amendment.
Comment 12: Please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.
Response: Confirmed.

October 12, 2022

Comment 13: On page 1, under the section “Synopsis” and sub-heading “Fees and Expenses”, please remove this statement “the Acquiring Fund’s expenses are based upon estimated expenses for its first fiscal year.”
Response: The Applicants have made the requested change in the Amendment.
Comment 14: On page 2, please include a line item in the “Comparison of Annual Operating Expenses” table for existing fees of the acquiring fund pre-merger. Please also include a line item for the pro forma estimated expenses.
Response: The Applicants have made the requested change in the Amendment.
Comment 15: On page 2, please confirm if the Management Fee number should be 0.75% for the Tocqueville Opportunity Fund.
Response: Confirmed.
Comment 16: On page 2, under the sub-heading “Examples”, please disclose how long the fee waivers have been factored into the equation of operating expenses remaining the same.
Response: The Applicants will add the following disclosure to the Amendment:
Each of the fee waivers for each of the Acquired Funds and Acquiring Fund have been factored into the equation of operating expenses for a period of one year.
Comment 17: On page 2, under the sub-heading “Examples,” please revise the chart to have a line item for the Acquiring Fund pre-merger and the Acquiring Fund pro forma numbers.
Response: The Applicants have made the requested change in the Amendment.
Comment 18: On page 2, under the sub-heading “Portfolio Turnover,” please provide updated numbers for the portfolio turnover amount.
Response: The Applicants have made the requested change in the Amendment.
Comment 19: On page 2, under the sub-heading “Investment Objectives, Strategies, and Risks” please narratively describe the difference in investment strategy between the Funds.
Response: The Applicants will add the following disclosure to the Amendment:
The Acquiring Fund seeks to achieve its investment objective by investing primarily in common stocks of U.S. companies. The investment strategy of the Acquiring Fund is value-oriented and seeks to invest in companies that are selling at a discount to their intrinsic value, and where business fundamentals are improving or are expected to improve.
The Opportunity Fund seeks to achieve its investment objective by investing primarily in the common stocks of small and mid-cap companies in particular. The Opportunity Fund seeks to invest in companies whose sales and earnings have increased at a consistent rate. The Opportunity Fund also seeks to achieve significant portfolio diversification by investing in a number of sectors and industries in the U.S.

October 12, 2022

The Phoenix Fund seeks to achieve its investment objective by investing primarily in the common stocks of small and mid-cap value companies that the portfolio managers consider to be undervalue, generate strong free cash flow, have shareholder friendly management teams and possess a catalyst for improved financial performance.
Comment 20: On page 7, under the sub-heading “The Funds’ Performance,” please disclose that the Acquiring Fund is the accounting and performance survivor.
Response: The Applicants have made the requested change in the Amendment.
Comment 21: On pages 7-8, for the table “Average Annual Total Returns,” please include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.
Response: The Applicants have made the requested change in the Amendment.
Comment 22: On page 24, under the sub-heading “Description of the Reorganization,” please elaborate on the courses of actions that the Board may take if the Reorganizations are not approved (i.e., liquidations, other mergers, continuing to operate as a standalone fund, etc.).
Response: The Applicants respectfully submit that the following language is added to the Amendment:
If the Reorganization is not approved by either one or both of the Acquired Funds, the Board of Trustees will consider, at that time, other reorganizations, liquidations of the Funds or continuing to operate the Funds as standalones.
Comment 23: On page 24, under the sub-heading “Costs of Reorganization”, please disclose that the managers will pay whether or not the reorganizations are consummated.
Response: The Applicants have made the requested change in the Amendment.
Comment 24: On page 24, under the sub-heading “Costs of Reorganization”, please revise the sentence “[t]he turnover of the portfolio securities of the Acquired Fund...” to “[t]he turnover of the portfolio securities of the Acquired Funds…”.
Response: The Applicants have made the requested change in the Amendment.
Comment 25: Please confirm in this correspondence whether there will be any portfolio repositioning. If there is repositioning, please estimate the percentage of the portfolio that will be sold for each Target Fund, the estimates of the brokerage costs related to the sales (quantified in dollars and basis points), and an estimate of the capital gain distributions (quantified in dollars and per share).
Response: Any and all portfolio repositioning will be in the normal course of business. After the close of the Reorganization, the Adviser intends to retain the top ten positions of both Acquired Funds in the Acquiring Fund. In the Opportunity Fund, the top ten positions represent 45% of the total market value of the Opportunity Fund as of September 22, 2022. With respect to the Phoenix Fund, the top ten positions represent 45.6% of the total MV of the Phoenix Fund as of September 22, 2022. The remainder of the portfolios of the Acquired Funds may be retained or sold by the Adviser sometime in the future as it deems appropriate.

October 12, 2022

Comment 26: On page 25, please date and provide figures for the capitalization table within 30 days of the filing date. Please review Dear CFO Letter 1995-11 and provide the applicable disclosures. Please add a column for the pre-merger Acquiring Fund Shares.
Response: The Applicants have made the requested change in the Amendment.
Comment 27: On page 29, under the sub-heading “Reasons for the Reorganization”, please provide additional information pertaining to the reasoning of the reorganization (i.e., does the acquiring fund have a more attractive strategy).
Response: The Applicants respectfully submit that the following language will be added in the Amendment:
The combination of the portfolios will create a larger asset base in the Acquiring Fund which will create greater economies of scale. If efficiencies and benefits from economies of scale are realized, such efficiencies and economies of scale will be shared with shareholders In addition, the Advisor believes that since the investment strategies of the Funds are substantially similar, combining the investment portfolios into one fund will concentrate sales and marketing of the reorganized Fund, which will create greater opportunity for the reorganized Fund and its shareholders.
Comment 28: On page 30, please disclose if the Board considered any benefits to TAM coming out of the reorganization (i.e., waiving less fees, higher management fees, etc.). If so, please disclose those considerations.
Response: The Applicants respectfully submit that the following language will be added in the Amendment:
The Board considered that a single fund may provide a potential benefit to the Advisor in addition to the financial benefits to fund shareholders.
Comment 29: On page 29, please remove the sentence “the Acquiring Fund has not yet commenced operations and, therefore, has not produced shareholder reports.”
Response: The Applicants have made the requested change in the Amendment.
Comment 30: On page 29, Please remove references to pro-forma financials.
Response: The Applicants have made the requested change in the Amendment.
Comment 31: On page 29, please update the cross-references to the exhibits and confirm cross-references to exhibits are accurate.
Response: The Applicants have made the requested change in the Amendment.
Comment 32: In Exhibit B, please add a section to the Agreement disclosing who will pay the cost of the Reorganization.
Response: The Applicants have made the requested change in the Amendment.
Comment 33: In Exhibit C, please add the semi-annual financial highlights and narrative reference to those as well.
Response: The Applicants have made the requested change in the Amendment.

October 12, 2022

Comment 34: In reference to Exhibit D, in lieu of pro forma financials, please provide the supplemental financial information of Regulation SX 6-11(d).
Response: The Applicants have made the requested change in the Amendment.
Comment 35: On page 1 of the SAI, please include hyperlinks to information incorporated by reference.
Response: The Applicants have made the requested change in the Amendment.
Comment 36: On page 2 of the SAI, please remove the heading “Pro Forma Financial Statements”.
Response: The Applicants have made the requested change in the Amendment.
September 14, 2022 Comments from Ms. O’Neal
Comment 1: The Notice to Shareholders states, “Whether or not a quorum is present, any such adjournment as to a matter will require the affirmative vote of the holders of a majority of the shares represented at that meeting, either in person or by proxy.” I did not see a mechanism for this vote on the proxy card. Please revise the proxy card or explain to the staff why a vote on this matter is unnecessary.
Response: The Applicants have made the requested change in the Amendment.
Comment 2: The Legal Opinion appears to be missing. Please note that it must be received and reviewed by the staff prior to effectiveness of the registration statement.
Response: The Applicants have made the requested change in the Amendment.
October 3, 2022 Comments from Ms. Fettig

Comment 1: On page 2 of the Prospectus, please add the pro forma expenses of the Acquiring Fund after the Reorganization, showing the expenses if only the Opportunity Fund is acquired through the Reorganization. Please review Dear CFO Letter 1995-11 and provide the applicable disclosures.
Response: The Applicants have made the requested change in the Amendment.
Comment 2: On page 2 of the Prospectus, please add the pro forma expenses of the Acquiring Fund after the Reorganization, showing the expenses if only the Phoenix Fund is acquired through the Reorganization. Please review Dear CFO Letter 1995-11 and provide the applicable disclosures.
Response: The Applicants have made the requested change in the Amendment.
Comment 3: On all applicable fee tables, please add a footnote disclosure describing the Acquiring Fund’s waiver of the management fees and expenses to ensure that the Fund’s Total Annual Operating Expenses after Fee Waiver/Expense Reimbursement do not exceed 1.20% of its average daily net assets.
Response: The Applicants have made the requested change in the Amendment.
Comment 4: Please amend the length of the Acquiring Fund’s expense limit beyond March 2023 so that the expense limit is in effect for 1 year from the effective date of the registration statement.
Response: The Applicants have made the requested change in the Amendment.

October 12, 2022

Comment 5: For all fee tables, please add the related hypothetical expense examples, including for the Acquiring Fund’s after the Reorganization.
Response: The Applicants have made the requested change in the Amendment.
Comment 6: Please check the expenses Example table on page 3 of the Prospectus to ensure that all numbers are reflective of the correct Fund’s expenses.
Response: The Applicants have made the requested change in the Amendment.
Comment 7: Please amend the portfolio turnover rate for the Acquiring Fund to 11% of the average value of the portfolio.
Response: The Applicants have made the requested change in the Amendment.
Comment 8: On page 7, please change the sentence stating that the Acquiring Fund “will act as the accounting and performance survivor” to read “the Acquiring Fund will be the accounting and performance survivor. Please also remove the statement: “If the Reorganization is approved, the Acquiring Fund will assume the performance history of the Acquired Funds.”
Response: The Applicants have made the requested change in the Amendment.
Comment 9: On page 25, under the heading “Federal Income Taxes,” the statement before the chart showing short-term and long-term capital loss carryforwards says the table is current as of October 31, 2022. Please amend the date to be current as of October 31, 2021.
Response: The Applicants have made the requested change in the Amendment.
Comment 10: On page 25, in the presentation of the Capitalization table, please add a column to reflect adjustments of the shares outstanding and create a footnote explaining that the shares have been adjusted so that the NAV is the NAV of the Acquiring Fund. Please also add an accompanying narrative to the presentation of the Capitalization table explaining that there are combinations and reorganizations that could occur that are not presented because the mergers of the Acquired Funds into the Acquiring Fund are not contingent on each other.
Response: The Applicants have made the requested change in the Amendment.
Comment 11: Please recalculate and check the net asset value per share disclosed for the Acquiring Fund Shares to ensure the value accurately reflects the NAV and shares outstanding disclosed.
Response: The Applicants will recalculate and make the requested change, if necessary.
October 11, 2022 Comments from Ms. Fettig

Comment 1: On page 2, underneath the fee table in footnote 2, please update the expiration date of the Expense Limitation Agreement so that the agreement is in effect at least 1 year after the effective date of the Registration Statement.

Response: The Applicants have made the requested change in the Amendment.

Comment 2: On page 3, in the table showing the hypothetical expense examples, please re-check and re-calculate the figures calculated for “Acquiring Fund––Tocqueville Fund” in the third line of the table. We

October 12, 2022

calculate the figures to be $122, $411, $721, and $1600 for each of the 1 year, 3 years, 5 years, and 10 years columns, respectively.

Response: The Applicants will recalculate and make the requested change as necessary.

Comment 3: On page 32, under the heading “Record Date and Outstanding Shares,” please amend the second paragraph to reflect that the Acquiring Fund had shares outstanding as of the record date listed, and state the number of shares outstanding.

Response: The Applicants have made the requested change in the Amendment.

Comment 4: In light of the fact that there will be no portfolio repositioning outside of the normal course, please remove any schedule of investments. Please also add a narrative to Exhibit D that refers investors to the fees and expenses tables of the Acquiring Fund and Acquired Funds before and after the Reorganization, and a statement to the effect that the Reorganization will not result in a material change to the Acquired Funds’ investment portfolios due to the investment restrictions of the Acquiring Fund and that, as such, no schedule of investments is required.

Response: The Applicants have made the requested change in the Amendment.

/s/ Alexandra Marghella
Alexandra Marghella